Exhibit 99.3

December 19, 2013	The Honourable Diana Whalen, Minister of Finance and Treasury Board

Overview

The Province of Nova Scotia is forecasting a deficit of $481.7 million for 2013–2014, a change from an estimated surplus of $16.4 million at budget time. The variance is the result of changes in the Pension Valuation Adjustment, reduced revenue, and higher departmental expenses.

Total revenues, including net income from Government Business Enterprises, are forecast to be $9.3 billion, a decrease of $157.8 million from budget. Total expenses are forecast to be $9.9 billion, $328.5 million higher than budget. Changes in consolidation and accounting adjustments result in an $11.8 million negative impact to the bottom line.

Fiscal Summary 2013–2014			($ thousands)

	Budget	Forecast	Increase (Decrease) from Budget
GENERAL REVENUE FUND
Revenue
Ordinary Revenue	8,637,984	8,418,068	(219,916)
Ordinary Recoveries	492,876	564,869	71,993
Net Income from Government Business Enterprises	350,313	340,466	(9,847)

Total - Revenue	9,481,173	9,323,403	(157,770)

Expenses
Departmental Expenses	8,395,151	8,480,710	85,559
Refundable Tax Credits	129,356	126,145	(3,211)
Pension Valuation Adjustment	110,793	391,045	280,252
Debt Servicing Costs	888,891	854,836	(34,055)

Total Expenses	9,524,191	9,852,736	328,545

	(43,018)	(529,333)	(486,315)

Consolidation and Accounting Adjustments for Governmental Units	59,407	47,619	(11,788)

Provincial Surplus (Deficit)	16,389	(481,714)	(498,103)

Forecast Update

Ordinary Revenue Fiscal 2013 - 2014	($ thousands)

	Budget	Forecast	Increase (Decrease) from Budget

Provincial Revenue Sources
Tax Revenue:
Personal Income Tax	2,278,408	2,206,758	(71,650)
Corporate Income Tax	473,946	465,581	(8,365)
Harmonized Sales Tax	1,721,788	1,691,613	(30,175)
Motive Fuel Taxes	251,019	247,719	(3,300)
Tobacco Tax	227,883	225,843	(2,040)
Other Tax Revenue	151,418	149,956	(1,462)

Other Provincial Revenue:
Registry of Motor Vehicles	121,239	122,512	1,273
Royalties - Petroleum	20,090	16,474	(3,616)
Other Provincial Sources	140,229	138,992	(1,237)
TCA Cost Shared Revenue - Provincial Sources	8,260	20,933	12,673
Other Fees and Charges	61,707	62,253	546
Prior Years’ Adjustments	—	(124,815)	(124,815)

Investment Income:
Interest Revenues	68,841	69,484	643
Sinking Fund Earnings	107,102	108,799	1,697

Total - Provincial Revenue Sources	5,631,930	5,402,102	(229,828)

Federal Revenue Sources
Equalization Payments	1,703,711	1,718,183	14,472
Canada Health Transfer	833,125	829,861	(3,264)
Canada Social Transfer	329,101	327,379	(1,722)
Offshore Oil and Gas Payments	89,461	89,461	—
Crown Share	9,358	9,358	—
Other Federal Sources	18,616	16,603	(2,013)
TCA Cost Shared Revenue	22,682	21,909	(773)
Prior Years’ Adjustments	—	3,212	3,212

Total - Federal Revenue Sources	3,006,054	3,015,966	9,912

Total Ordinary Revenue	8,637,984	8,418,068	(219,916)

Net Income from Government Business Enterprises
Nova Scotia Liquor Corporation	229,385	226,667	(2,718)
Nova Scotia Provincial Lotteries and Casinos Corporation	107,500	100,400	(7,100)
Halifax-Dartmouth Bridge Commission	11,755	11,726	(29)
Highway 104 Western Alignment Corporation	1,673	1,673	—

Total - Net Income from Government Business Enterprises	350,313	340,466	(9,847)

Forecast Update

Revenues

Total revenues, including Ordinary Recoveries of $564.9 million, and Net Income from Government Business Enterprises of $340.5 million, are forecast to be $9.3 billion, $157.8 million less than the 2013–2014 Budget Estimates. This represents a decrease in Ordinary Revenues of $219.9 million, offset by an increase in Ordinary Recoveries of $72.0 million, and a decrease in Net Income from Government Business Enterprises of $9.8 million.

Personal Income Taxes (PIT) are down by $71.7 million or 3.1 per cent from the 2013–2014 Budget Estimates, primarily due to slower growth in the yield on personal taxable income. Yield was estimated to be 8.42 per cent in 2013 and 8.63 per cent in 2014 but is now forecast to be 8.27 per cent and 8.44 per cent, respectively. In addition, growth in compensation of employees has been slower than Budget Estimates, declining from projected growth rates of 3.3 per cent in 2013 to 2.6 per cent.

Corporate Income Taxes (CIT) are down by $8.4 million or 1.8 per cent from the 2013–2014 Budget Estimates. This is due to a decline in the projected levels of national corporate taxable income in both 2013 and 2014 based upon federal estimates. This is partially offset by an increase in the Province’s share of national corporate taxable income compared to Budget Estimates resulting from net operating surplus of corporations growing faster in the Province than the national rate of growth. The Province’s projected share of national corporate taxable income is 1.59 per cent for 2013 and 1.60 per cent in 2014, compared to 1.51 per cent (2013) and 1.52 per cent (2014) in the Budget Estimates.

Harmonized Sales Tax (HST) is forecast to decline by $30.2 million or 1.8 per cent from the 2013–2014 Budget Estimates as a result of a downward revision to the growth rate of household final consumption expenditure — from 3.8 per cent to 3.2 per cent in 2013, and from 3.8 per cent to 3.5 per cent in 2014. In addition, the cost of the residential energy rebate (YERP) is forecast to be $5.9 million higher than estimated — a total of $111 million for 2013–2014. A positive impact on HST revenues results from growth in 2013 residential structure investments from 5.3 per cent in the Budget Estimates to a current forecast of 8.0 per cent growth.

Motive Fuel Taxes are forecast to be down $3.3 million or 1.3 per cent from the 2013–2014 Budget Estimates based upon lower projected consumption of both gasoline and diesel oil. This results from an increase in the market price of oil and some weakening of the Canadian dollar relative to the US dollar.

Tobacco Tax revenues are forecast to decline by $2.0 million or 0.9 per cent from the 2013–2014 Budget Estimates primarily as a result of reduced consumption of fine cut tobacco.

Other tax revenue is forecast to be down by $1.5 million or 1.0 per cent due to a $3.0 million reduction in Corporations Capital Tax as a result of banks holding less capital, partially offset by increases in insurance premium taxes and the Casino Win Tax.

Revenue from the Registry of Motor Vehicles is forecast to be up by $1.3 million or 1.0 per cent, as a result of higher than expected fines.

Offshore Royalties are forecasted to decline by $3.6 million or 18.0 per cent from the 2013–2014 Budget Estimates based upon lower than expected natural gas prices in 2013, and Deep Panuke production not commencing until August 2013.

Other Provincial Sources are forecast to be down by $1.2 million or 0.9 per cent, primarily as a result of lower revenue at the registry of deeds because of a slower real estate market, and less revenue than expected generated from timber and fuel wood licenses because of delays in the Western Crown Land Planning Process. These decreases are partially offset by a gain from the sale of Crown Land for the Melford Terminal.

Prior Year Adjustments (PYAs) from provincial sources are currently forecast to be a negative $124.8 million, of which $52.2 million results from the impact of lower yield for PIT, $2.4 million is attributable to declining levels of national corporate taxable income for CIT, $19.4 million results from the reduction in growth of household final consumption expenditure, $53.6 million is the result of additional abandonment costs for the Sable Offshore Energy Project (SOEP) being attributable to prior years, while a positive $2.8 million is attributable to receiving Large Corporation Tax revenues for closed fiscal years.

Investment Income is forecast to be up by $2.3 million or 1.3 per cent. Interest Revenue is up by $643 thousand primarily as a result of higher than expected short-term interest rates and Sinking Fund Earnings are up by $1.7 million, primarily because of interest rate changes within the portfolio.

Equalization is based upon the Province’s election to receive payments calculated according to the Expert Panel approach. This is a one-estimate, one-payment approach and as a result the forecast is equal to the 2013–2014 Budget Estimates. The Province also expects to receive a cumulative best-of guarantee payment of $260.3 million in 2013–2014 pursuant to the clarification reached with the federal government in October 2007. This is up $14.5 million or 5.9 per cent from the Budget Estimates based upon new federal estimates of the value of the Interim Approach.

Canada Health Transfer (CHT) revenues are down by $3.3 million or 0.4 per cent compared to the 2013-2014 Budget Estimates. The decline is primarily due to revised federal estimates of the Province’s share of national population.

Forecast Update

Canada Social Transfer (CST) revenues are down by $1.7 million or 0.5 per cent compared to the 2013–2014 Budget Estimates due to revised federal estimates of the Province’s share of national population.

Other Federal Sources are reduced by $2.0 million or 10.8 per cent, as a result of a decrease in Building Canada Fund — Communities Component due to several projects that did not progress as fast as originally estimated.

Prior Year Adjustments (PYAs) from federal sources are currently forecasted to be positive $3.2 million, $3.3 million from revised estimates of open years for the CHT, and a negative $0.1 million from revised estimates of open years for the CST.

Tangible Capital Assets (TCA) revenue for both federal and provincial sources is expected to be up by $11.9 million. Provincial source TCA revenue is expected to be up by $12.7 million primarily as a result of cost-sharing revenue received from the community for the Queens General Hospital while federal TCA revenue is forecast to be down by $773 thousand, due to lower than expected cost sharing for projects funded through the Building Canada Fund because of project timing.

Total Ordinary Recoveries are forecast to be $72.0 million higher than budget. Service Nova Scotia and Municipal Relations is forecasting a $28.0 million increase from Gas Tax flow through payments to municipalities, which is offset by an equal increase in departmental expenditures. This increase is offset by a $1.5 million decrease in recoveries due to delays in the roll out of the Petroleum Price and Volume Tracking system. Rebates for unclaimed HST paid by the province has amounted to $26.8 million in additional recoveries. Education and Early Childhood Development is forecasting their recoveries to be $6.9 million higher than budget due to changes in Official Languages funding and a recovery associated with the Nova Scotia Teacher’s Union benefit plans. The Department of Finance is forecasting an increase of $2.9 million related to SAP IBM contracts with Halifax Regional Municipality. The Department of Energy is forecasting to be $2.7 million higher than budget as a result of a prior year recovery. Health and Wellness is forecasting $2.3 million higher than budget primarily for payments received from other provinces for insured services. The Department of Natural Resources is forecasting to be $2.0 million more than budget primarily from the recovery of ‘Hot Idle’ costs from the Port Hawkesbury paper mill. Labour and Advanced Education has received $1.2 million more than anticipated for the administration of Student Assistance, and Transportation and Infrastructure Renewal is $1.5 million higher than budget because of increased recovery of 3rd party highway work.

Net income from Government Business Enterprises is forecast to be $9.8 million lower as a result of a $7.1 million decrease in profits at the Provincial Lotteries and Casinos Corporation because of a decline in video lottery activity, and a $2.7 million decline in profits at the Liquor Corporation due to lower beer and spirit sales.

Forecast Update

Expenses

Total expenses for 2013–2014 are forecast to be $9.9 billion, $328.5 million higher than budget. An increase in Pension Valuation Adjustment accounts for $280.3 million of the change, while increases in departmental expenses account for $85.6 million of the variance. Debt servicing costs are $34.1 million lower, and the remainder of the variance results from a $3.2 million reduction in the cost of Refundable Tax Credits.

Departmental Expenses Fiscal 2013 - 2014	($ thousands)

	Budget	Forecast	Increase (Decrease) from Budget

Agriculture	61,973	61,971	(2)
Communities, Culture and Heritage	60,009	59,549	(460)
Community Services	896,573	936,140	39,567
Economic and Rural Development and Tourism	130,060	139,245	9,185
Education and Early Childhood Development	1,105,659	1,111,196	5,537
Energy	26,136	26,136	—
Environment	24,954	25,484	530
Finance	41,444	44,132	2,688
Fisheries and Aquaculture	9,044	9,039	(5)
Health and Wellness	3,910,819	3,920,084	9,265
Justice	309,801	310,757	956
Labour and Advanced Education	353,412	353,838	426
Assistance to Universities	337,152	331,856	(5,296)
Natural Resources	85,072	85,622	550
Public Service	165,931	164,556	(1,375)
Seniors	1,859	1,992	133
Service Nova Scotia and Municipal Relations	247,315	271,620	24,305
Transportation and Infrastructure Renewal	425,458	425,013	(445)
Restructuring Costs	202,480	202,480	—

Total Departmental Expenses	8,395,151	8,480,710	85,559

Forecast Update

Departmental Expenses

Total departmental expenses for 2013–2014 are forecast to be $8.5 billion, $85.6 million higher than budget estimate, offset by $36.4 million in Ordinary Recoveries.

Recoveries are funds that are received from external parties such as the Federal government, municipalities, or others. The impact to the bottom line on fully recovered expenses is nil. Service Nova Scotia and Municipal Relations had an offsetting recovery of $28 million; Education and Early Childhood Development had an offsetting recovery of $5.5 million; and Finance had an offsetting recovery of $2.9 million.

The Department of Community Services is forecasting to be over budget by $39.6 million. Employment Support and Income Assistance is projected to be $21.2 million over budget due to April 2014 client payments of $12.5 million being paid in March 2014 and increased costs of $8.7 million due to higher than budgeted client volumes. The Services for Persons with Disabilities program is projected to be $15.8 million over budget due to April 2014 payments of $5.0 million being paid in March 2014 and increasing client costs of $10.8 million.

Economic and Rural Development and Tourism is forecasting to be over budget by $9.2 million primarily due to increased investments in the Nova Scotia Jobs Fund of $9.7 million. This increase was offset by net savings from temporary staff vacancies of $500 thousand.

The Department of Education and Early Childhood Development is forecasting to be over budget by $5.5 million due to spending under the Official Languages Education Program, which is fully recoverable.

The Department of Finance is forecasting to be over budget by $2.7 million due to an increase of $2.9 million in costs associated with external clients engaging the Department of Finance for SAP services through the IBM contract. All costs associated with these projects are fully recoverable from the clients. The increased expense is offset by vacancy and amortization savings of $260 thousand.

The Department of Health and Wellness is forecasting to be over budget by $9.3 million. The department is over budget in areas such as: District Health Authorities $12.5 million mainly due to wage settlements and additional care coordinators for Continuing Care, Home Care $8.6 million due to utilization increases, Physician Services $6.4 million due to changes in utilization. As well, the department is under budget in certain areas, including reduced capital grants of $15 million mainly due to construction delays, and a reduction in costs for the Nova Scotia Health Information System project of $2.9 million which has been delayed due to a strategy review of this IT project.

The Department of Justice is forecasting to be over budget by $956 thousand due to the final federal settlement for Hurricane Juan and the February 2004 major snow storm resulting in the province receiving less than claimed. Salary and benefits as well as enhanced court security pressures were largely offset by an equal amount of savings in other programs.

Assistance to Universities is forecasting to be under budget by $5.3 million primarily related to a projected underspend of $5.0 million in the Excellence and Innovation Fund. The $5.0 million will be reallocated to the next fiscal year.

Service Nova Scotia and Municipal Relations is forecasting to be over budget by $24.3 million due to a $28.0 million increase in Federal Gas Tax transfer, which is fully recoverable. This is partially offset by a reduction in the following: $2.6 million in Building Canada Fund, $500 thousand in amortization savings and $500 thousand in operational savings.

Public Service

Nova Scotia Business Inc. is forecasting pending payments, plus already earned payments, for payroll rebate clients to be under budget by $1.5 million. The Strategic Investment Funds, from which these payments are made, is trending to be 85 per cent utilized.

Pension Valuation Adjustment

The Pension Valuation Adjustment (PVA) represents the accounting adjustment necessary to reflect the Province’s liability for employee retirement benefits.

On April 1, 2013 responsibility for the Public Service Superannuation Plan (PSSP) transferred to a joint trustee representing both employees and employers. The Province reflected this change in the 2013–2014 Estimates by amortizing the impact over several years. This is the same manner used when the Teacher’s Pension Plan (TPP) moved to a joint trustee in 2006. The Office of the Auditor General (OAG) provided an unqualified opinion on this treatment at that time and over the ensuing years.

The OAG has subsequently completed a review of the approach to joint trustee accounting and concluded an adjustment was required. The adjustment will require immediate recognition of the impact to joint trusteeship, resulting in the recognition of $318.3 million of net losses in 2013–2014. An adjustment for the accounting treatment for the TPP is also required, removing a budgeted gain of $1.1 million. These amounts are offset by other valuation changes, resulting in

Forecast Update

an overall increase in the PVA of $280.3 million. Additionally, the OAG concluded the Province’s obligation to the PSSP is limited to employer contributions, so from 2013–2014 onward, only contributions will be recorded as an expense.

This represents a non-cash accounting charge. There is no impact to the funded position or benefits with either the PSSP or the TPP with this change.

Gross Debt Servicing Costs

Gross debt servicing costs are forecast to be $34.1 million lower than budget. $28.1 million of the decline results from the revised Pension Valuation Adjustment which has positively impacted pension debt servicing costs, a $7.6 million decrease in long-term debt costs and a $1.6 million increase in general interest costs as a result of changes to the borrowing mix. The change to PVA will not impact the 2013–2014 borrowing program as it is a non-cash expense.

Consolidation and Accounting Adjustments

Consolidation and accounting adjustments for government units are forecast to be $47.6 million, which is $11.8 million under budget, primarily due to a reduction in capital grants partially offset by an increase in special purpose funds and other organizations.

Capital Spending Forecast Fiscal 2013 - 2014	($ thousands)

	Budget	Forecast	Increase (Decrease) from Budget

Tangible Capital Assets:
Highways and Structures	248,350	245,358	(2,992)
Buildings	149,495	162,642	13,148
IT	38,379	29,638	(8,742)
Land Purchases	6,750	6,995	245
Vehicles and Equipment	17,076	17,233	157
Contingency	809	—	(809)

Total Tangible Capital Assets	460,859	461,866	1,007

Capital Grants	64,141	49,724	(14,417)

Total Capital Program	525,000	511,590	(13,410)

Capital Spending

Tangible Capital Assets (TCA)

The Province is forecasting Capital Purchase Requirements to be over budget estimate by $1.0 million primarily due to increased spending on buildings, offset by reductions in Highways and Structures and IT project spending.

Capital Grants:

The Province is forecasting to be under budget estimate on capital grant spending by $14.4 million primarily due to project delays in the Aberdeen and South Shore Regional Hospital expansions offset by increased capital requirements for the IWK.

Forecast Update

Economic Performance and Outlook: 2013 and 2014

Since the release of the 2013–2014 Budget Economic Assumptions, there have been a number of data releases and economic news events that have altered the economic outlook for Nova Scotia. An update with information up to June 4, 2013 was published in the most recent Fiscal Update (August 18). The economic outlook published in this update includes data and events up to November 22, 2013. Any news, data or events published after this date are not reflected in the outlook presented in this document.

The Department of Finance expects real economic growth of 0.7 per cent in 2013 (1.9 per cent nominal). With stronger exports expected for 2014, the economic forecast anticipates real GDP growth of 2.0 per cent (3.6 per cent nominal).

External Conditions

Although the global outlook remains subdued, there are signs of positive developments in some regions. Monetary stimulus remains in place and threats to the global economy appear remote. In recent quarters, advanced economies have been picking up speed while emerging markets have slowed.

Among advanced economies, Europe has emerged from recession, but still faces trade-offs between government austerity and stimulating growth. Growth remains weak in the periphery compared with Germany and the UK. Signs point to a strengthening recovery in the US private sector. The impact of the US government shutdown will likely be contained to the immediate future and US growth is expected to pick up in the coming years. US recovery in the housing market continues and consumer spending is supported by job gains and low borrowing costs. Since the announcement of new monetary and fiscal stimulus in Japan, growth has been robust, inflation expectations have risen, the yen has weakened, and confidence has improved.

Among emerging economies, China faces weaker foreign demand, a moderation in investment, and tighter credit conditions. Both structural and cyclical factors have weighed on other emerging economies, including: capital outflows, capacity constraints, slowing external demand, and financial stability. Depressed demand from emerging economies could weigh on commodity prices that affect Canada’s ability to grow through trade, and moderate the currency’s value.

The Canadian economy has picked up steam in 2013, with annualized growth in the third quarter of 2.7 percent, primarily on inventory accumulation. Although the external sector is exhibiting some positive prospects for growth, consumer and government spending are expected to be restrained by high debt levels. The private sector consensus outlook for the Canadian economy remains modest with real growth projections of +1.7 percent in 2013 and +2.3 percent in 2014.

Current Economic Outlook for Nova Scotia

In the past four months, there have been significant changes to the economic outlook for Nova Scotia. The province’s 2012 population estimates were revised down by 3,600 in September as a result of the 2011 Census; a further 4,300 net population loss was reported for 2013.

Nova Scotia’s 2012 economic growth was well below the private sector consensus as assessed for the budget assumptions. Falling government spending in Nova Scotia and unexpectedly large impacts of forest industry restructuring were responsible for unanticipated economic decline in 2012. Statistics Canada confirmed a slight recession in real GDP of -0.1 per cent in 2012 with the final Provincial Economic Accounts data released in early November.

So far in 2013, Nova Scotia’s economy has generated weaker employee compensation income and retail spending (excluding motor vehicles) than the Budget Assumption. Average employment is down 0.3 per cent through the first 11 months of the year, compared with the same period in 2012; the average unemployment rate is steady at 9.0 per cent. Employee compensation through September is up 2.3 per cent, attributable to higher hourly wage rates and certain severance payments.

Although there has been slower employee compensation growth, consumer prices have also moderated and eased the impact on real incomes. Average CPI inflation through October has slowed to 1.2 per cent in Nova Scotia. Although there has been 11.7 per cent growth in new motor vehicle sales values, slowing wage and inflation growth have weighed on nominal consumer spending. Overall, retail sales are up only 1.9 per cent. While limited income growth has affected consumer spending, Nova Scotians did invest in residential construction, with increases of 8.6 per cent through September (particularly in the first quarter). Even though housing starts and population are down, renovation, apartment and conversion expenditures have sustained construction activities in this sector.

Even though there have been delays in Deep Panuke natural gas production, international goods exports are up 9.8 per cent through October, stronger than the budget economic outlook. The rebound from 2012 has been concentrated primarily in forest products as well as food and consumer goods.

Forecast Update

With most of the year’s high-frequency indicators revealed and significant revisions to historic economic data, the 2013 economic outlook for Nova Scotia is slower than expected at the time of the Budget. The pace of growth is expected to accelerate in 2014.

The Department of Finance now expects real GDP growth of 0.7 per cent in 2013 (1.9 per cent nominal), followed by 2.0 per cent in 2014 (3.6 per cent nominal). Slower growth in 2013 is attributable to the household sector where weaker growth in employee compensation and consumer prices limited consumer spending. While these conditions are expected to moderate in 2014, employment growth is still expected to be negligible, keeping household income and spending growth below long run trends. Stronger external drivers will help the provincial economy to overall growth of 2.0 per cent by 2014; consistent with long run growth trends.

Key Risks

There remain a number of risks to the forecast from external, domestic, and provincial sources that could result in changes to the outlook for 2013 and for 2014.

The US government has resolved its recent shutdown and budget planning issues. Further crises could destabilize confidence. European financial markets appear settled on support for the Euro, but increasing political and social tension could result in further instability.

Weaker growth in developing countries could erode external growth drivers, notably commodity prices that benefit the rest of the Canadian economy. While Nova Scotia’s economy is most dependent on US and Canadian trade, global uncertainty can stifle financial markets, investment, and production.

Within Nova Scotia, many monthly and quarterly indicators point to slower overall growth for 2013. However, a number of key indicators are not yet known and could result in revisions to economic growth for 2013 until Statistics Canada releases the Provincial Economic Accounts next November. These include: imports, Federal government spending, non-construction investment and corporate profits. This forecast uses government fiscal plans consistent with updates published by November 22; changes to fiscal plans may alter this outlook. In 2014, Nova Scotia’s economy is particularly sensitive to risks around the timing and capacity for major project investments. As project timelines shift and plans are adjusted to reflect domestic production capacity, Nova Scotia’s economic outlook changes.

The Department of Finance has adjusted its ordinary forecast process to accommodate Statistics Canada’s limited publication of consistent historical data about the province. These adjustments may themselves elevate the risk that the forecast will deviate from actual results.